Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Euronav NV
Commission File No. 001-36810
Date: August 25, 2022

Forward Looking Statements

FRONTLINE

MATTERS DISCUSSED IN THIS DOCUMENT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES SAFE HARBOR PROTECTIONS FOR FORWARD-LOOKING STATEMENTS IN ORDER TO ENCOURAGE COMPANIES TO PROVIDE PROSPECTIVE INFORMATION ABOUT THEIR BUSINESS. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS CONCERNING PLANS, OBJECTIVES, GOALS, STRATEGIES, FUTURE EVENTS OR PERFORMANCE, AND UNDERLYING ASSUMPTIONS AND OTHER STATEMENTS, WHICH ARE OTHER THAN STATEMENTS OF HISTORICAL FACTS.

FRONTLINE DESIRES TO TAKE ADVANTAGE OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND IS INCLUDING THIS CAUTIONARY STATEMENT IN CONNECTION WITH THIS SAFE HARBOR LEGISLATION. THE WORDS "BELIEVE," "ANTICIPATE," "INTENDS," "ESTIMATE," "FORECAST," "PROJECT," "PLAN," "POTENTIAL," "MAY," "SHOULD," "EXPECT" "PENDING" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS.

THE FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT ARE BASED UPON VARIOUS ASSUMPTIONS, MANY OF WHICH ARE BASED, IN TURN, UPON FURTHER ASSUMPTIONS, INCLUDING WITHOUT LIMITATION, MANAGEMENT'S EXAMINATION OF HISTORICAL OPERATING TRENDS, DATA CONTAINED IN FRONTLINE'S RECORDS AND OTHER DATA AVAILABLE FROM THIRD PARTIES. ALTHOUGH FRONTLINE BELIEVES THAT THESE ASSUMPTIONS WERE REASONABLE WHEN MADE, BECAUSE THESE ASSUMPTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT AND ARE BEYOND FRONTLINE'S CONTROL, YOU CANNOT BE ASSURED THAT FRONTLINE WILL ACHIEVE OR ACCOMPLISH THESE EXPECTATIONS, BELIEFS OR PROJECTIONS. THE INFORMATION SET FORTH HEREIN SPEAKS ONLY AS OF THE DATES SPECIFIED AND FRONTLINE UNDERTAKES NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENT TO CONFORM THE STATEMENT TO ACTUAL RESULTS OR CHANGES IN EXPECTATIONS OR CIRCUMSTANCES.

IMPORTANT FACTORS THAT, IN FRONTLINE'S VIEW, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION: THE STRENGTH OF WORLD ECONOMIES AND CURRENCIES, GENERAL MARKET CONDITIONS, INCLUDING FLUCTUATIONS IN CHARTERHIRE RATES AND VESSEL VALUES, CHANGES IN DEMAND IN THE TANKER MARKET, INCLUDING BUT NOT LIMITED TO CHANGES IN OPEC'S PETROLEUM PRODUCTION LEVELS AND WORLD WIDE OIL CONSUMPTION AND STORAGE, CHANGES IN FRONTLINE'S OPERATING EXPENSES, INCLUDING BUNKER PRICES, DRYDOCKING AND INSURANCE COSTS, THE MARKET FOR FRONTLINE'S VESSELS, AVAILABILITY OF FINANCING AND REFINANCING, ABILITY TO COMPLY WITH COVENANTS IN SUCH FINANCING ARRANGEMENTS, FAILURE OF COUNTERPARTIES TO FULLY PERFORM THEIR CONTRACTS WITH US, CHANGES IN GOVERNMENTAL RULES AND REGULATIONS OR ACTIONS TAKEN BY REGULATORY AUTHORITIES, POTENTIAL LIABILITY FROM PENDING OR FUTURE LITIGATION, GENERAL DOMESTIC AND INTERNATIONAL POLITICAL CONDITIONS, POTENTIAL DISRUPTION OF SHIPPING ROUTES DUE TO ACCIDENTS OR POLITICAL EVENTS, VESSEL BREAKDOWNS, INSTANCES OF OFF-HIRE AND OTHER IMPORTANT FACTORS. FOR A MORE COMPLETE DISCUSSION OF THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH FRONTLINE'S BUSINESS, PLEASE REFER TO FRONTLINE'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, ITS ANNUAL REPORT ON FORM 20-F.

THIS PRESENTATION IS NOT AN OFFER TO PURCHASE OR SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE OR SELL, ANY SECURITIES OR A SOLICITATION OF ANY VOTE OR APPROVAL.

2

Highlights

FRONTLINE

Reported earnings basis load to discharge

	Q2 2022	Q3 2022 est.	% done
VLCC	$16,400	$28,100	73%
Suezmax	$26,500	$45,000	73%
LR2 / Aframax	$38,600	$46,200	62%

- Net income of $47.1 million, or $0.23 per basic and diluted share
- Adjusted net income of $42.5 million, or $0.21 per basic and diluted share

- Declared a cash dividend of $0.15 per share

- Took delivery of two newbuilding VLCC tankers from HHI
- Entered into two term loan facilities at attractive terms for a total amount of up to $356.4 million to refinance existing loan facilities
- Announced the signing of a definitive combination agreement for a stock-for-stock combination between Frontline and Euronav to create a leading global independent oil tanker operator which on a combined basis would own and operate 68 VLCCs and 56 Suezmax tankers, and 20 LR2/Aframax tankers

3

Large, diverse fleet of modern tankers

FRONTLINE

One of the youngest and most energy efficient fleets in the industry

~5 years
Average age

~88 %
ECO vessels

~65 %
Scrubber installed*

Number of vessels
30
25
20
15
10
5
17
4
2
17
8
2
4
14
VLCC
Suezmax
LR2
Non-eco
Non-eco w/scrubber
Eco
Eco w/scrubber

The average TCE ($/day) for VLCCs, Suezmax and LR2s in Q2-2022, demonstrates the advantage of running a fleet with Eco and scrubber

VLCC
Non-eco (3 000)
8 800
9 600
18 100
Non-eco w/scrubber
Eco built (2015->)
Eco w/scrubber
$21,100/day premium compared to Non-eco
SUEZMAX
30 900
38 700
36 700
43 100
Non-eco
Non-eco w/scrubber
Eco built (2015->)
Eco w/scrubber
$12,200/day premium compared to Non-eco
LR2
46 400
54 600
51 700
58 300
Non-eco
Non-eco w/scrubber
Eco built (2015->)
Eco w/scrubber
$11,900/day premium compared to Non-eco

*Scrubber planned to be installed on five vessels in 2022 and one vessel in 2023
Source: Frontline, Clarkson Research

4

Income Statement – Highlights

FRONTLINE

(in thousands of $ except per share data)	2022 Apr - Jun	2022 Jan - Mar	2021 Jan - Dec
Total operating revenues (net of voyage expenses)	**159 185**	**103 790**	**356 684**
Other operating gain	264	6 818	5 893
Contingent rental (income) expense	(72)	(551)	(3 606)
Ship operating expenses	51 156	43 680	175 607
Charter hire expenses	-	-	2 695
Administrative expenses	9 098	7 142	27 891
EBITDA	**101 149**	**84 267**	**197 677**
EBITDA adj (*)	**97 817**	**52 752**	**154 187**
Interest expense	(18 928)	(16 966)	(61 435)
Net income	**47 097**	**31 148**	**(11 148)**
Net income adj (*)	**42 507**	**(1 611)**	**(55 077)**
Diluted earnings per share	**0,23**	**0,15**	**(0,06)**
Diluted earnings per share adjusted	**0,21**	**(0,01)**	**(0,28)**

Adjustment items for Q2 2022:

- $8.9 million gain on derivatives
- $6.1 million share of results of associated companies
- $1.3 million amortization of acquired time charters
- $0.8 million gain on insurance claim
- $12.0 million loss on marketable securities
- $0.4 million loss on termination of leases

Note: Diluted earnings per share is based on 206,965 and 203,531 weighted average shares (in thousands) outstanding for Q2 2022 and Q1 2022, respectively

*See Appendix 1 for reconciliation to nearest comparable GAAP figures

FRONT CRUISER

5

Balance Sheet - Highlights

FRONTLINE

(in millions $)	2022 Jun 30	2022 Mar 31	2021 Dec 31
Assets			
Cash	120	111	113
Other current assets	454	245	220
Non-current assets			
Vessels and newbuildings	3 628	3 560	3 657
Goodwill	112	112	112
Prepaid consideration	-	-	-
Other long-term assets	51	33	15
Total assets	4 365	4 061	4 117
Liabilities and Equity			
Short term debt and current portion of long term debt	417	434	189
Obligations under finance and operational lease	1	9	9
Other current liabilities	125	94	95
Non-current liabilities			
Long term debt	1 912	1 796	2 127
Obligations under finance and operating lease	3	42	44
Other long-term liabilities	1	1	1
Noncontrolling interest	(0)	(0)	(0)
Frontline Ltd. stockholders' equity	1 907	1 684	1 653
Total liabilities and stockholders' equity	4 365	4 061	4 117

Notes

- $351 million in cash and cash equivalents, including undrawn amount of unsecured facility, marketable securities and minimum cash requirements bank as per 30.06.22

FRONT DYNAMIC

6

Significantly lower costs than Peers

FRONTLINE

Keeping costs down has always been in Frontline's DNA

Opex*
($ per vessel days)

8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
-
7 600
FRO
Peer A
Peer B
Peer C

G&A**
($ per vessel days)

2 500
2 000
1 500
1 000
500
-
$1 100
FRO
Peer A
Peer B
Peer C

Finance expense
(% of debt)

7,0%
6,0%
5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
3,3%
FRO
Peer A
Peer B
Peer C

* Excl. Dry dock
** After Recharges
Note: All numbers based on Q2-2022. Source: Frontline, Company reports (peers)

FRONT CRUISER

7

Cash Breakeven and Cash Generation Potential

FRONTLINE

Our industry leading cash break even rates are $20.700 on average, even when including dry dock costs for six vessels for the remainder of 2022*

25 000
20 000
15 000
10 000
5 000
-
$24 900
$8 100
$20 000
$10 400
$17 200
$8 400
$20 700
VLCC
Suezmax
LR2
Cash breakeven 2022
Opex Q2 2022
Avg. breakeven Fleet 2022

Huge cash generation potential – Free Cash Flow Yield (%) and Free Cash Flow per share ($) indicates strong potential return

Yield
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
FCF per share ($)
5,00
4,00
3,00
2,00
1,00
0,00
$1,56
13%
$2,34
20%
$3,00
25%
$5,24
44%
VLCC 34k
SMAX 27k
LR2 20.9k
VLCC 42.7k
SMAX 34k
LR2 26.2k
VLCC 50k
SMAX 39.8k
LR2 30.7k
VLCC 75k
SMAX 59.6k
LR2 46.1k
Avg. historical earnings for Non-Eco vessels for the period 2000-2021
Source: Clarkson Research

*Estimated dry dock of two VLCCs, one Suezmax tankers and three LR2s
Note: Daily cash breakeven in USD based on estimate for remainder of 2022
Free cash flow / yield (yearly) based on current fleet and closing price on 24th Aug 2022. TCE rates based on Clarkson Research for the period 2000-2021 and used same relative performance as historical average between the three segments. Also adjusted for Eco / Scrubber and Newbuilding deliveries

8

Q2-22 Tanker Market

FRONTLINE

A pivotal point for tankers?

- Global oil demand 0.7 mbd lower in Q2-22, averaging 98.4 mbd
- Supply came in at 99.1 mbd, up a modest 0.2 mbd in the quarter
- The ton-mile story, we are currently reaping the benefits of - started in Q2
- Highly inefficient trading patterns developed, to the benefit of oil in transit and utilization
- Towards the end of the quarter, we saw all asset classes, including the VLCC move up
- Asian, and in particular Chinese demand still subdued - current level of activity paints an interesting picture

Key Index Earnings
LR2 c. 2015-built (Eco) Clean
Average VLCC c. 2015-built (Eco) Scrubber
Average Suezmax c. 2015-built (Eco) Scrubber
USD/Day
90 000
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22

Oil in Transit
Thousand BBL
1 150 000
1 100 000
1 050 000
1 000 000
950 000
900 000
850 000
800 000
750 000
Jan-18
Mar-18
May-18
Jun-18
Aug-18
Oct-18
Dec-18
Feb-19
Apr-19
Jun-19
Aug-19
Oct-19
Dec-19
Feb-20
Apr-20
Jun-20
Aug-20
Oct-20
Dec-20
Feb-21
Apr-21
Jun-21
Aug-21
Oct-21
Dec-21
Feb-22
Apr-22
Jun-22
Aug-22
Oct-22

Source: EIA Jan 22, Clipper Data

9

Global Exports

FRONTLINE

Both crude and clean volumes on the rise

Global Clean Product Exports

Thousand BBL/Day
22 000
20 000
18 000
16 000
14 000
12 000
10 000
2017-01
2017-03
2017-05
2017-07
2017-09
2017-11
2018-01
2018-03
2018-05
2018-07
2018-09
2018-11
2019-01
2019-03
2019-05
2019-07
2019-09
2019-11
2020-01
2020-03
2020-05
2020-07
2020-09
2020-11
2021-01
2021-03
2021-05
2021-07
2021-09
2021-11
2022-01
2022-03
2022-05
2022-07

Global Crude oil Exports

Thousand BBL/Day
48 000
46 000
44 000
42 000
40 000
38 000
36 000
34 000
32 000
30 000
2017-01
2017-03
2017-05
2017-07
2017-09
2017-11
2018-01
2018-03
2018-05
2018-07
2018-09
2018-11
2019-01
2019-03
2019-05
2019-07
2019-09
2019-11
2020-01
2020-03
2020-05
2020-07
2020-09
2020-11
2021-01
2021-03
2021-05
2021-07
2021-09
2021-11
2022-01
2022-03
2022-05
2022-07

Commentary

- A dramatic change in demand and trading patterns for refined products developed in Q2-22
- Russian product traveled further, but Covid-19 has created a structural change in refining capacity both in Europe and US
- Asia refinery capacity is growing
- Global crude oil exports is lagging, but US SPR releases in addition to production growth means USG export capabilities are growing
- We currently see high demand for tonnage in both Middle East and USG, indicating the positive development (for freight) looks to continue

Source: Kpler,

10

Tanker Orderbooks

Orderbooks continue to dwindle on crude

Tanker Orderbook
Million DWT
%
200,00
180,00
160,00
140,00
120,00
100,00
80,00
60,00
40,00
20,00
60,0
50,0
40,0
30,0
20,0
10,0
0,0
jan-1996
jan-1997
jan-1998
jan-1999
jan-2000
jan-2001
jan-2002
jan-2003
jan-2004
jan-2005
jan-2006
jan-2007
jan-2008
jan-2009
jan-2010
jan-2011
jan-2012
jan-2013
jan-2014
jan-2015
jan-2016
jan-2017
jan-2018
jan-2019
jan-2020
jan-2021
jan-2022
Tankers 10k + DWT Orderbook
Total Tanker Orderbook % Fleet

VLCC
# of vessels
80
60
40
20
0
-20
-40
-60
-80
-100
38 27 36 36 29 31 19 28 39 53 58 65 49 31 23 21 47 49 40 68 37 35 27
21 20
-28 -26 -34 -28 -3 -1 -3 -9 -13 -6 -16 -18 -7 -1 -2 -10 -31 -4 -2 -7
-81 -33
2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022
Delivered
Sum on order
Scrapped
20Y+

Suezmax
# of vessels
60
40
20
0
-20
-40
-60
-80
18 14 24 21 25 23 25 23 14 45 37 43 45 17 8 9 26 51 31 26 18 20 25
8 6 2
-18 -24 -15 -13 -7 -4 -1 -6 -10 -8 -19 -4 -8 -1 -12 -23 -4 -1 -7
-65 -21 -25
2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024
Delivered
Sum on order
Scrapped
20Y+

LR2
# of vessels
40
30
20
10
0
-10
-20
-30
3 5 6 8 11 12 13 28 35 29 12 18 7 13 27 32 35 20 29 10 23 11
8 30 13 4
-6 -8 -11
-20
2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024
On order
Sum on order
20Y+

Source: Fearnleys; Frontline, Clarkson SIN

11

FRONTLINE

Time-charter Market

Period markets are on the move

- The time-charter, or period market is an old school bellwether for large oil transporters expectations
- A three-year commitment is significant, even to an oil major
- In line with developments in the spot, the demand for period business has increased dramatically
- Frontline will remain a spot focused owner, with the objective to offer our investors spot market returns
- A certain degree of secured revenue and margin plays a part of our long-term vision

VLCC - 3Y
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
Dec-01 Dec-02 Dec-03 Dec-04 Dec-05 Dec-06 Dec-07 Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Dec-21
3 Y TC Rate 310,000 dwt D/H VLCC
3 Y TC Rate 310,000 dwt D/H Scrubber-Fitted Eco VLCC

Suezmax - 3Y
50 000
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
des.01 des.02 des.03 des.04 des.05 des.06 des.07 des.08 des.09 des.10 des.11 des.12 des.13 des.14 des.15 des.16 des.17 des.18 des.19 des.20 des.21
3 Y TC Rate 150,000 dwt D/H Suezmax
3 Y TC Rate 150,000 dwt D/H Scrubber-Fitted Eco Suezmax

LR2 - 3Y
40 000
35 000
30 000
25 000
20 000
15 000
10 000
des.01 des.02 des.03 des.04 des.05 des.06 des.07 des.08 des.09 des.10 des.11 des.12 des.13 des.14 des.15 des.16 des.17 des.18 des.19 des.20 des.21
3 Y TC Rate 115,000 dwt D/H Eco LR2
3 Y TC Rate 115,000 dwt D/H Scrubber-Fitted Eco LR2

Source: Fearnleys; Frontline, Clarkson SIN

12

Frontline and Euronav Combination

FRONTLINE

Next Steps

FRO Relocation Filing
Bermuda to Cyprus

Tender Offer
1.45x FRO shares per 1x EURN share

> 75 %	50.1 - 75%
Merger	Group

Frontline gains controlling interest in both scenarios

- Combination of complementary platforms to shape a new era of sustainable shipping
  - Best in class decarbonisation target within market leading platform for investors
- Expanded fleet (150 vessels) to drive economies of scale and enhanced service offering

Frontline intends to formally launch the Tender Offer, in which case it will deposit a file for this purpose with the Belgian Financial Services and Markets Authority (FSMA), including a draft prospectus. The Euronav Supervisory Board will then examine the draft prospectus and present its detailed opinion in a response memorandum. If Frontline decides not to proceed with the Tender Offer, it will report about this in accordance with its legal obligations.

13

Summary

FRONTLINE

- Q2-22 was a 'shoulder quarter' in terms of oil demand
- This is currently a ton-mile story, with sanctions on Russia being the catalyst
- Global crude oil exports approaching pre-covid levels, oil in transit already there
- Orderbooks continue to dwindle, and no incentives present to invest in new capacity – yet
- Are we starting to feel the structural bottlenecks oil transportation may become?
- Frontline has a modern, efficient, spot exposed fleet – as the stars look to align!
- ... and winter is coming

Average Weighted Earnings All Tankers
USD / Day
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
-
43 600
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2015
2016
2017
2018
2019
2020
2021
2022

Source: Clarkson SIN

14

Appendix

FRONTLINE

Appendix 1
Non-GAAP measures reconciliation

(Million $ except per share)	Q2 2022	Q1 2022	Q4 2021	FY 2021
Total operating revenues net of voyage expenses and commission				
Total operating revenues	300	217	214	749
Voyage expenses and commission	(141)	(114)	(113)	(393)
Total operating revenues net of voyage expenses and commission	**159**	**104**	**101**	**357**
Adjusted net income (loss)				
Net income (loss)	47	31	20	(11)
Add back:				
Loss on marketable securities	12	—	—	—
Share of losses of associated company	—	—	—	1
Loss on derivatives	—	—	—	5
Tax expense on dividend received	—	—	4	4
Loss on termination of leases	—	—	—	—
Less:				
Share of results of associated company	(6)	—	—	—
Gain on settlement of claim	(1)	—	—	—
Gain on marketable securities	—	—	—	(4)
Gain on sale of vessels	—	(6)	(5)	(5)
Dividend received	—	—	(18)	(18)
Gain on derivatives	(9)	(25)	(5)	(22)
Amortization of acquired time charters	(1)	(1)	(1)	(5)
Adjusted net income (loss)	**43**	**(2)**	**(5)**	**(55)**
(in thousands)				
Weighted average number of ordinary shares (basic)	206,965	203,531	202,404	198,965
Weighted average number of ordinary shares (diluted)	206,965	203,531	202,404	198,965
(in $)				
Adjusted basic earnings (loss) per shar	0.21	(0.01)	(0.02)	(0.28)
Adjusted diluted earnings (loss) per share	0.21	(0.01)	(0.02)	(0.28)
EBITDA				
Net income (loss)	47	31	20	(11)
Add back:				
Interest expense	19	17	17	61
Depreciation	36	37	39	148
Income tax benefit (expense)	—	—	5	5
Less:				
Amortization of acquired time charters	(1)	(1)	(1)	(5)
EBITDA	**101**	**84**	**79**	**198**
Adjusted EBITDA				
EBITDA	101	84	79	198
Add back:				
Loss on marketable securities	12	—	—	—
Share of losses of associated company	—	—	—	1
Loss on derivatives	—	—	—	5
Loss on termination of leases	—	—	—	—
Less:				
Share of results of associated company	(6)	—	—	—
Gain on settlement of claim	(1)	—	—	—
Gain on marketable securities	—	—	—	(4)
Gain on sale of vessels	—	(6)	(5)	(5)
Dividend received	—	—	(18)	(18)
Gain on derivatives	(9)	(25)	(5)	(22)
Adjusted EBITDA	**98**	**53**	**51**	**154**

This presentation describes: total operating revenues net of voyage expenses, net income (loss) attributable to the Company adjusted for certain non-cash items ("Net income (loss) adj.") and related per share amounts and Earnings Before Interest, Tax, Depreciation & Amortisation adjusted for the same non-cash items ("EBITDA adj."), which are not measures prepared in accordance with US GAAP ("non-GAAP").

We believe the non-GAAP financial measures presented in this press release provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance.

These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided.

17

IMPORTANT INFORMATION FOR INVESTORS

Frontline Relocation

Frontline intends to file with the Commission a registration statement on Form F-4 with proxy materials containing information about the relocation. Frontline will mail a final prospectus and proxy materials and other relevant documents after the Commission completes its review. Frontline shareholders are urged to read the preliminary prospectus, including the information and any amendments thereto and the final prospectus in connection with the solicitation of proxies for the special meeting(s) to be held to approve the relocation, because these documents will contain important information about Frontline and the proposed relocation. The final prospectus and the proxy materials will be mailed to Frontline shareholders of a record date to be established for voting on the proposed transaction. Frontline shareholders will also be able to obtain a free copy of the proxy materials, as well as other filings containing information about Frontline without charge, at the Commission’s website (www.sec.gov). Copies of the filings with the Commission can also be obtained, without charge, by directing a request to:

Lars H. Barstad
Chief Executive Officer, Frontline Management AS
Tel: +47 23 11 40 37
Email: lba@frontmgt.no

Additionally, all documents filed with the Commission can be found on Frontline’s website, https://www.frontline.bm/sec-filings/. The information on Frontline’s website is not incorporated by reference into this press release.

Exchange Offer

The exchange offer described in this press release has not yet commenced. This announcement is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the Commission. At the time the exchange offer is commenced, a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4 will be filed with the Commission by Frontline. In addition, a Solicitation/Recommendation Statement on Scheduled 14D-9 will be filed with the Commission by Euronav with respect to the exchange offer. The offer to exchange all outstanding ordinary shares of Euronav will only be made pursuant to the offer to exchange, the letter of transmittal and related documents filed as part of the Schedule TO and no offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE EXCHANGE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR EURONAV SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the Commission at the website maintained by the Commission at www.sec.gov or by directing such requests to the information agent for the exchange offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the Commission by Frontline on Frontline’s website at www.frontline.bm. The information on these website[s] is not incorporated by reference into this press release.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Head of IR and Communications Tel: +44 20 7870 0436 Email: IR@euronav.com

The information included in this announcement is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed by Frontline in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 40 VLCCs (three of which on a bareboat contract and three of which time chartered in) with further three under construction), 24 Suezmaxes (of which two vessels are time chartered in) with a further three under construction and 2 FSO vessels.

About Frontline Ltd.

Frontline is an independent tanker company engaged in the ocean transportation of crude oil and refined products. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet consists of 19 VLCCs (with further four due for delivery in 2022), 29 Suezmaxes and 20 LR2/Aframax tankers.